RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                          Los Angeles, California 90024
                            Telephone (310) 208-1182
                            Facsimile (310) 208-1154

                                 April 12, 2005

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Intermost Corporation
      Our File No.: 1660-001
      ----------------------

Dear Mr. Spirgel:

      Intermost Corporation hereby confirms the following to the Securities and Exchange Commission:

      (1) Intermost Corporation will, on a going-forward basis, include as a footnote to the financial statements included in its quarterly filings information relating to the acquisition of Shanghai Fortune Venture Limited, in accordance with Item 310(b)(2)(iv).

      (2) Intermost Corporation will, on a going-forward basis, include as a footnote to the financial statements included in its quarterly filings information on its business segments, in accordance with FASB Statement No. 131.

      Please do not hesitate to contact the undersigned with any further comments you may have in response to matters referred to in this letter.

                                            Very truly yours,

                                            RICHARDSON & PATEL LLP



                                            By: /s/ Mary Ann Sapone
                                                -------------------
                                                MARY ANN SAPONE